Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: AbbVie Inc. (ABBV)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

AbbVie Inc. Corporation (ABBV)
Vote Yes: Item #8 – Shareholder Proposal on Political Spending

Annual Meeting: May 6, 2022

CONTACT: Meredith Benton | benton@whistlestop.capital.com

THE RESOLUTION

Resolved: Shareholders request that AbbVie Inc. (“AbbVie”) annually analyze and report, at reasonable expense, the congruence of its political, lobbying, and electioneering expenditures during the preceding year against its publicly stated company values and policies, listing and explaining instances of incongruent expenditures, and stating whether the identified incongruencies have or will lead to a change in future expenditures or contributions.

Supporting Statement: Proponents recommend, at management discretion, that the report also contain an analysis of risks to our company's brand, reputation, or shareholder value of expenditures in conflict with publicly stated company values. “Expenditures for electioneering communications" means spending, from the corporate treasury and from its PACs, during the year, directly or through third parties, in printed, internet, or broadcast communications, which are reasonably susceptible to interpretation as being in support of or in opposition to a specific candidate.

SUMMARY

The resolution requests that AbbVie publish a report, at reasonable expense, analyzing the congruence of the Company’s political and electioneering expenditures during the preceding year against publicly stated company values and policies, listing and explaining any instances of incongruent expenditures, and stating whether the Company has made, or plans to make, changes in contributions or communications to candidates as a result of identified incongruencies.

The report requested in the proposal would provide further insight into AbbVie’s political spending process. The proposal cites examples that support the case for the report requested in the Resolved clause: the company’s participation in the U.S. Chamber of Commerce which sits in conflict with its climate goals, the company’s donations to politicians working to weaken women’s access to medical care which sits in conflict with the company’s equity, equality, diversity and inclusion statements, and the company’s contributions to PhRMA, which sit in conflict with its commitment to affordable medicine.

2022 Proxy Memo AbbVie | Shareholder Proposal on Political Spending

RATIONALE FOR A YES VOTE

1.	AbbVie’s current participation in the political process appears to be out of alignment with its stated goals and values.
2.	Inconsistencies in AbbVie’s stated values and its political contributions can pose risk to the company.

DISCUSSION

1)	AbbVie’s current participation in the political process appears to be out of alignment with its stated goals and values

AbbVie’s executive vice president of operations has stated the following regarding climate change, “Our commitment to science-based targets builds on the ongoing work we’re doing to reduce our carbon footprint worldwide. Recognizing the environmental risks associated with operating a global business, we've set ambitious, long-term environmental sustainability targets.”1 AbbVie’s ESG report states, “We prioritize environmental sustainability within and beyond AbbVie to support our patients, people and planet.”2

The Company is a part of the U.S. Chamber of Commerce. As reported by the Change the Chamber Coalition, the Chamber of Commerce has been actively working to support fossil fuel companies and undermine efforts to shift to a less carbon intensive economy. Actions in 2021 included: issuing statements and amicus briefs in support of fossil fuel infrastructure developments, co-hosting press calls with the American Petroleum Institute to call for drilling on federal lands, and seeking to delay action from the Securities and Exchange Commission in its intention to develop reporting requirements related to climate change.3

Other companies have taken action to address incongruence between the Chamber’s views and their own. For example, after the Chamber filed a lawsuit against the Environmental Protection Agency (EPA) for its ruling on regulating greenhouse gas emissions, Nike Inc. stepped away from its membership, stating that it “fundamentally disagrees with the U.S. Chamber of Commerce on the issue of climate change and their recent action challenging the Environmental Protection Agency is inconsistent with our view that climate change is an issue in need of urgent action.”4 Over 100 companies have quit the Chamber of Commerce as a result of its climate change policies.5

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1 https://stories.abbvie.com/stories/why-delivering-science-based-targets-are-key-to-sustainable-growth.htm

2 https://www.abbvie.com/content/dam/abbvie-dotcom/uploads/PDFs/societal-impact/abbvie-esg-action-report.pdf

3 https://drive.google.com/file/d/1bKlm8VzmoMschYzQ-UPVs_e4raZG-cSu/view

4 https://www.cbsnews.com/news/abandoning-ship-nike-quits-chamber-board-over-climate-change-stance/

5 https://www.racked.com/2017/10/2/16370014/us-chamber-commerce-explainer

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2022 Proxy Memo AbbVie | Shareholder Proposal on Political Spending

AbbVie’s membership and contribution to PhRMA, the nation’s largest trade association lobbying on behalf of pharmaceutical companies, is controversial. AbbVie has stated “[W]e believe patients need access to quality and affordable medicines. Improving health outcomes for patients around the world is one of AbbVie's corporate responsibility commitments and is integral to our core business strategy.”6 However, the PhRMA has consistently lobbied and spoken out against bills that would establish a cap on out of pocket spending and lower medicine costs for patients, specifically Bill H.R. 37, which would “give Medicare the power to negotiate directly with the drug companies, and creates strong new tools to force drug companies to the table to agree to real price reductions, while ensuring seniors never lose access to the prescriptions they need.”8

AbbVie has also stated "We are committed to equity, equality, diversity and inclusion (“EED&I”). It’s fundamental to who we are and it’s just how we 'do good business.’” However, AbbVie also supported multiple trade associations that have supported and promoted voter suppression laws. Its involvement led it to be identified as a leading bankroller of voter suppression legislation in a 2021 report by the Center for Political Accountability.9 Further, in the 2016 - 2020 election cycles, per research from the Sustainable Investments Institute (Si2), an impartial nonprofit research organization, AbbVie and its employee PACs donated at least $1,068,050 to politicians and political organizations working to weaken women’s access to reproductive health care.

2)	Inconsistencies in AbbVie’s stated values and its political contributions can pose risk to the company

Inconsistency can pose significant risk to corporate reputations, brands, and their market share by leaving companies vulnerable to charges of hypocrisy or indifference to the environment or the social welfare of their employees or the communities in which they operate. A recent survey of 2,200 global executives worldwide noted the following:

Corporate reputation is an invaluable asset with appreciable impact on a company’s bottom line. On average, global executives attribute 63% of their company’s market value to their company’s overall reputation.10

The Conference Board’s report, Under a Microscope: A New Era of Scrutiny for Corporate Political Activity, affirms this observation.

Especially in today’s environment, companies are vulnerable to reputational risk if their political activity is perceived to be in contrast with their core values….Indeed, some companies have been accused of hypocrisy as a result of their political spending. These unintended controversial contributions can harm a company’s relationship with its customers, employees, and communities, and thereby have a negative impact on the bottom line.

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6 https://www.sec.gov/Archives/edgar/data/0001551152/000155837022004011/tmb-20220506xdef14a.htm#Political_Spending

7 https://www.phrma.org/en/HR3

8 https://www.speaker.gov/LowerDrugCosts#:~:text=This%20bill%3A,to%20the%20prescriptions%20they%20need.

9 https://www.politicalaccountability.net/wp-content/uploads/2021/07/Corporate-Enablers.pdf

10 https://www.webershandwick.com/wp-content/uploads/2020/01/The-State-of-Corporate-Reputation-in-2020_executive-summary_FINAL.pdf

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2022 Proxy Memo AbbVie | Shareholder Proposal on Political Spending

….[C]ompanies that have not yet done so should consider adopting a purpose statement and ensuring that their contributions to support political candidates or to pursue public policies are informed by and consistent with their purpose.11

Disney as an illustrative example of investors’ concerns

The Walt Disney Company’s unintentional association with the “Don’t Say Gay” Bill in Florida illustrates investors’ concerns. Disney had contributed funds to the sponsors of this bill, which limits discussion of sexual orientation and gender identity in elementary schools. The company initially declined to comment on the legislation and this lack of action led to “widespread disappointment across the company among a large percentage of employees and LGBTQ allies.”12 Under intense pressure, the company then changed course, with the company’s CEO, Bob Chapek, taking a strong, public, stance against the bill and pledging $5 million to the Human Rights Campaign and other LGBTQ rights organizations.

By this time, however, the damage had been done. Abigail Disney, granddaughter of one of Disney’s founders, called out the company’s mismanagement on Twitter13, the Human Rights Campaign, refused Disney’s contribution,14 and consumers turned away from the brand.15 Chapek’s ability to govern effectively was also undermined. As a Disney employee told Variety, “The scene across Disney is very grim right now but Disney employees have never been more united in thought and effort, including mid- and high-level managers and executives who are starting to separate themselves from Chapek.”16

Disney continues to attempt to undo the harm caused by lack of corporate oversight and proactive management of the company’s political contributions. It has now paused its political contributions in Florida and has said it will be pushing back against similar “Don’t Say Gay” legislation rising in other states. It is also now working to create a lobbying program that, in the words of CEO Chapek, “better reflects our values.” Despite Chapek's statements, weeks later, Disney employees remained dissatisfied with the company's response, calling for a walk-out. The requests made included that the company "publicly commit to an actionable plan that protects employees from hateful legislation" and "immediately and indefinitely cease all campaign donations to these politicians involved in the creation or passage of the “don’t say gay or trans” bill."17

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11 https://www.conference-board.org/topics/ESG-reporting/Under-a-Microscope-A-New-Era-of-Scrutiny-for-Corporate-Political-Activity

12 https://variety.com/2022/film/news/disney-ceo-bob-chapek-support-lgbtq-1235197938/

13 https://twitter.com/abigaildisney/status/1500444182665703428?s=20&t=lsV3fd_sMqvfOx1IDZLcBg

14 https://www.hrc.org/press-releases/human-rights-campaign-refuses-money-from-disney-until-meaningful-action-is-taken-to-combat-floridas-dont-say-gay-or-trans-bill

15 https://eu.usatoday.com/story/travel/experience/america/theme-parks/2022/03/10/disneys-company-florida-dont-say-gay-bill-lgbtq-fans/9451149002/

16 https://variety.com/2022/tv/news/disney-lgbtq-staff-letter-dont-say-gay-bill-bob-chapek-1235200825/

17 https://www.whereischapek.com/

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2022 Proxy Memo AbbVie | Shareholder Proposal on Political Spending

The Proponents are seeking assurance that AbbVie has an effective strategy in place to avoid similar missteps.

RESPONSE TO ABBVIE’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In its statement of opposition, the Company states “AbbVie understands that we may not always agree with every position a political contribution recipient takes on the multitude of issues in which the recipient engages.”18 This statement only reinforces the need for a corporate alignment report. The report would allow external parties to understand the Company’s rationale for supporting, or not supporting, certain organizations, legislation, and politicians. AbbVie is aware that it will not always agree with the position its recipients take; to avoid replicating the mistakes of The Walt Disney Company it is necessary for AbbVie to proactively manage the risk that these misalignments create in the first instance or discuss where it is at odds with their recipients’ actions.

AbbVie’s opposition statement also includes the following: “As a result of our extensive disclosures, AbbVie has been consistently recognized as a leader in providing the highest level of political transparency and accountability. The Company further notes that in 2021, it was recognized as a “trendsetter” in this area by the CPA Zicklin Index, the highest ranking a company can receive.”19 While this is impressive for political spending transparency practices, a practice which shareholders support, the index does not address or score the issue raised in this proposal -- congruence in company spending with its stated values.

CONCLUSION

Vote “Yes” on this Shareholder Proposal 8

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For questions, please contact Meredith Benton, benton@whistlestop.capital

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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18 https://investors.abbvie.com/node/16511/html#Political_Spending

19 https://www.marketwatch.com/investing/secfile/15639219#TMB-20220506XPRE14A_HTM_Political_Spending

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